PRIME ACQUISITION CORP.

ANNOUNCES APPOINTMENT OF INDEPENDENT DIRECTOR

Shijiazhuang, People’s Republic of China, March 23, 2012 – Prime Acquisition Corp. (Nasdaq: PACQU) (the “Company”) today announced that the Company’s Board of Directors, upon the recommendation of the Board’s Governance and Nominating Committee, appointed Mr. George Kaufman to serve as a member of the Board. The Board has determined that Mr. Kaufman is “independent” within the meaning of applicable NASDAQ and SEC rules, and has appointed Mr. Kaufman as a member of each of the Audit Committee and the Compensation Committee of the Board, and as the chairman of the Governance and Nominating Committee of the Board, effective immediately.

Concurrently with Mr. Kaufman’s appointments, Diana Chia-Huei Liu, the Company’s Chief Executive Officer, ceased to be a member of each of the Compensation Committee and the Governance and Nominating Committee of the Board, and Gary Han-Ming Chang, the Company’s Chief Investment Officer, ceased to be a member of the Audit Committee of the Board. Ms. Liu and Mr. Chang continue to serve as members of the Board.

About Prime Acquisition Corp.

Prime Acquisition Corp. is a blank check company recently formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses.

Contact

Prime Acquisition Corp.
William Yu
President and Chief Financial Officer
408-621-8345